SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Earnings Release First Quarter 2017

GOL Reports Net Revenues of R$2.6bn and EPS of R$0.46 for 1Q17

Brazil's #1 Airline Reports recurring Operating Margin of 13.1%

São Paulo, May 10, 2017 - GOL Linhas Aéreas Inteligentes S.A. (“GOL”), (NYSE: GOL and B3: GOLL4), Brazil's #1 airline, announces today its consolidated results for the first quarter (1Q17). All information is presented in accordance with International Financial Reporting Standards (IFRS) and in Brazilian Reals (R$), and all comparisons are with the first quarter of 2016 unless otherwise stated.

Operating and Financial Highlights

|           Net income after minority interest for the quarter was R$160.4 million (US$51.3 million), representing a 6.1% net margin. Earnings per share (EPS) after minority interest were R$0.46 and earnings per ADS after minority interest were US$0.007.  Gross Revenue in 1Q17 was R$2.8 billion.

|      Operating result (EBIT) in 1Q17 was R$253.2 million, representing an EBIT margin of 9.6%.  Adjusted operating result excluding non-recurring expenses was R$345.4 million, representing a margin of 13.1%.

|      Net cash flow in 1Q17 was negative R$175.1 million. Cash, cash equivalents, short-term investments and accounts receivable totaled R$1,517.2 million.

|           Excluding non-recurring expenses in 1Q17, total adjusted CASK was 19.14 cents (R$). Total adjusted CASK in the quarter decreased 5.6% when compared to the adjusted CASK in 1Q16. In 1Q17, total CASK increased by 7.4%, to 19.91 cents (R$), and total operating expenses increased by 5.3%, to R$2,392.8 million. Total cost in 1Q16 was lower due to gains on sale-leaseback operations in that quarter.

|      Adjusted CASK ex-fuel, excluding non-operating expenses, decreased 7.6% to 13.02 cents (R$). CASK ex-fuel increased 11.6%, achieving 13.79 cents (R$).

|      RPKs increased 0.7% from 9,497 million in 1Q16 to 9,561 million in 1Q17.

|      ASKs decreased by 2% from 12,262 million in 1Q16 to 12,019 million in 1Q17.  Average load factor increased 2.1 percentage points to 79.6% and average passenger yields decreased 6.5% to 24.02 cents (R$), resulting in RASK of 22.01 cents (R$), a 0.5% reduction versus 1Q16. Average fares were R$279.7, a 2.6% increase in comparison with the average fares in the 1Q16 (R$272.5).

|      Net revenues reached R$2.6 billion, representing a reduction of 2.5%. Revenue per aircraft was R$23.1 million (US$7.3 million). Ancillary and cargo revenues increased by 27% quarter over quarter to R$349.2 million, which represents 13.2% of net revenues and an increase of 3.1 percentage points over 1Q16.

|      GOL transported a total of 8.2 million passengers in 1Q17, an 8.3% decrease over 1Q16. GOL’s market share of the domestic and international regular air transportation at the end of 1Q17 was 35.0% and 11.7%. Such shares were 32.6% and 13.5% at the end of 1Q16.

|           On-time departures and flight completion were, respectively, 94.6% and 98.8% (ANAC data) during 1Q17. Passenger complaints and lost baggage per 1,000 passengers achieved 1.43 and 2.17, respectively.

Contacts
Email: ri@voegol.com.br
Tel: +55 (11) 2128-4700
Site: www.voegol.com.br/ri

1Q17 Earnings Calls
Date: Wednesday
May 10, 2017

In English
01:30 p.m. (US EDT)
02:30 p.m. (Brazil)
Phone: +1 (412) 317-5453
Code: GOL
Replay: +1 (412) 317-0088
Replay Code: 10098733

In Portuguese
04:00 p.m. (Brazil)
03:00 p.m. (US EDT)
Phone: +55 (11) 3193-1001
+55 (11) 2820-4001
Code: GOL
Replay: +55 (11) 3193-1012
Replay Code: 1744820#

Live webcast
www.voegol.com.br/ri

1	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release First Quarter 2017

|      Total adjusted net debt, excluding aircraft in return and the perpetual notes, reduced by R$918 million during 1T17 to R$10.8 billion. The ratio of net adjusted debt to annualized EBITDAR, proforma for aircraft in return, was 4.6x at March 31, 2017.

|      GOL’s ADRs had an average daily trading volume of US$4.5 million during 1Q17, as compared to US$1.4 million in 1Q16.  GOL’s preferred shares (PN) had an average daily trading volume of R$27.7 million during 1Q17, as compared to R$10.3 million in 1Q16.

              Management’s Comments on Results

As previously guided, GOL’s load factors in the Brazilian summer remained high.  The Company responded to the weaker environment by continuing to improve customer experience and cutting costs.

In the first quarter of 2017 GOL improved its high service quality and achieved net revenues of R$2.6 billion and continued to rationalize operations.  While reducing the number of seats available for sale by 13%, 1Q17 net revenues were reduced by 2.5%, a result made possible due the rationalization of capacity and optimization of aircraft utilization.

“GOL further consolidated its position as Brazil’s #1 airline.  The dedication and teamwork of GOL’s employees contributed to improved operating results in the first quarter,” commented GOL’s CEO Paulo Kakinoff.  GOL is proud of its status as Brazil’s lowest cost carrier for the 16th consecutive year based on its standardized single fleet generating smaller crew costs, smart spare parts management and best-in-class maintenance, and on lean and productive operations with low exposure to fixed costs.  The Company’s order for new B-737 MAX 8s and investments in technology will strengthen its cost leadership.

The Company strives to provide the best overall flying experience to its passengers. According to ANAC, in March 2017, GOL remained the most on-time Brazilian airline with a 96.8% rate of flights taking off on schedule, or more than 21,000 flights.

The Company’s 1Q17 recurring operating profit (EBIT) registered R$345.4 million with an operating margin of 13.1%. In 1Q17, GOL increased aircraft utilization rates while maintaining market cost leadership. Passengers transported in 1Q17 decreased 8.3% over 1Q16.  GOL’s load factor increased 2 percentage points to 79.6% due to the maturity of the new network launched in May 2016 that achieved a 13.2% reduction in seats availability in the period. Aircraft utilization was at 10.5 flight hours per day (16.7% increase over 1Q16).  Operating costs per ASK, excluding fuel and non-recurring expenses, decreased approximately 7.6% to 13.02 cents (R$). Fuel costs per available seat kilometer (ASK) decreased 0.8% to 6.12 cents (R$). Cost reductions per ASK were driven by lower aircraft rent expenses due to fleet restructuring. “Our absolute market cost leadership is key to our value proposition and allowed us to provide the best fares and service in the market, even during a challenging industry environment,” added Richard Lark, GOL’s CFO.

In terms of future perspectives, besides maintain high levels of productivity and profitability, short-term results will be driven by the maintenance of capacity discipline.  GOL remains committed to its strategy of profitable growth based on a low cost structure and high quality customer service.  “We are proud that almost 400 million passengers have chosen to fly GOL, and we continue to make every effort to offer our customers the best experience in air travel: new and modern aircraft, frequent flights in major markets, an integrated route system and low fares. All of which is made possible by our dedicated team of employees who are the key to our success,” stated Kakinoff. “By remaining focused on our low-cost business model, while continuing to grow, innovate and provide low fares, we will create value for our customers, employees and shareholders.”

2	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release First Quarter 2017

Operating and Financial Indicators

Traffic data – GOL	1Q17	1Q16	% Var.
RPK GOL – Total	9,561	9,497	0.7%
RPK GOL – Domestic	8,507	8,396	1.3%
RPK GOL – International	1,055	1,102	-4.3%
ASK GOL – Total	12,019	12,262	-2.0%
ASK GOL – Domestic	10,690	10,856	-1.5%
ASK GOL – International	1,329	1,406	-5.5%
GOL Load Factor – Total	79.6%	77.5%	2.1 p.p.
GOL Load Factor - Domestic	79.6%	77.3%	2.3 p.p
GOL Load Factor - International	79.4%	78.4%	1.0 p.p
Operating data	1Q17	1Q16	% Var.
Average Fare (R$)	279.7	272.5	2.6%
Revenue Passengers - Pax on board ('000)	8,210	8,949	-8.3%
Aircraft Utilization (flight hours/day)	10.5	9.0	16.7%
Departures	64,100	74,199	-13.6%
Average Stage Length (km)	1,102	978	12.7%
Fuel Consumption (mm liters)	353	373	-5.4%
Full-time Employees (at period end)	15,051	15,798	-4.7%
Average Operating Fleet	111	131	-15.3%
On-time Departures	94.6%	95.1%	-0.5 p.p
Flight Completion	98.8%	88.3%	10.5 p.p
Passenger Complaints (per 1000 pax)	1.4309	2.0333	-29.6%
Lost Baggage (per 1000 pax)	2.17	2.20	-1.4%
Financial data	1Q17	1Q16	% Var.
Net YIELD (R$ cents)	24.02	25.68	-6.5%
Net PRASK (R$ cents)	19.11	19.89	-3.9%
Net RASK (R$ cents)	22.01	22.13	-0.5%
CASK (R$ cents)	19.91	18.53	7.4%
CASK ex-fuel (R$ cents)	13.79	12.36	11.6%
CASK (R$ cents) adjusted4	19.14	20.26	-5.6%
CASK ex-fuel (R$ cents) adjusted4	13.02	14.09	-7.6%
Breakeven Load Factor	71.9%	64.9%	7.0 p.p
Average Exchange Rate [1]	3.1451	3.9022	-19.4%
End of period Exchange Rate [1]	3.1684	3.5589	-11.0%
WTI (avg. per barrel, US$) [2]	51.8	33.6	54.2%
Price per liter Fuel (R$) [3]	2.08	2.03	2.5%
Gulf Coast Jet Fuel (avg. per liter, US$)[2]	0.40	0.26	53.8%

1. Source: Central Bank; 2. Source: Bloomberg; 3. Fuel expenses/liters consumed; 4. Excluding non-recurring results on return of aircraft under finance lease contracts and sale-leaseback transactions; *Certain variation calculations in this report may not match due to rounding.

3	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release First Quarter 2017

Domestic market – GOL

      Domestic supply decreased by 1.5% in the quarter when compared to the 1Q16. Domestic demand increased by 1.3% in the 1Q17, resulting in a load factor of 79.6%, an increase of 2.3 p.p. when compared to the 1Q16.

      GOL transported 7.7 million passengers in the domestic market in the quarter, representing a decrease of 8.5%, when compared to the same period in 2016. The Company is the leader in the number of transported passengers in Brazil’s domestic aviation market.

International market - GOL

      GOL’s international supply decreased 5.5% in the quarter, in comparison to 1Q16. International demand showed a decrease of 4.3% between January and March, registering load factor of 79.4%.

      During the quarter, GOL transported 515.4 thousand passengers in the international market, 4.4% less than in 1Q16.

Volume of departures and Total seats - GOL

The total volume of GOL departures was reduced by 13.6% in the first quarter of 2017. The total number of seats available of the market fell 13.2% in the same period.

PRASK, Yield and RASK

      Net PRASK fell by 3.9% in the quarter, net RASK reduced 0.5% from 22.13 cents (R$) to 22.01 cents (R$) and yield decreased by 6.5% in comparison with 1Q16.  It is worth noting the ASK decreased 2.0% in the quarter.

4	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release First Quarter 2017

Income statement in IFRS (R$ MM)

Income statement (R$ MM)	1Q17	1Q16	% Var.
Net operating revenues	2,645.8	2,713.1	-2.5%
Passenger	2,296.6	2,438.8	-5.8%
Cargo and Other	349.2	274.2	27.3%
Operating Costs and Expenses	(2,392.8)	(2,272.0)	5.3%
Salaries, wages and benefits	(414.0)	(414.9)	-0.2%
Salaries, wages and benefits - Maintenance	(311.8)	(321.9)	-3.1%
Salaries, wages and benefits - Other	(102.2)	(93.0)	9.9%
Aircraft fuel	(735.8)	(756.9)	-2.8%
Taxes on aircraft fuel	(120.9)	(121.9)	-0.8%
Aircraft Fuel (ex-taxes)	(614.9)	(635.0)	-3.2%
Aircraft rent	(241.5)	(323.9)	-25.4%
Sales and marketing	(117.6)	(118.6)	-0.8%
Landing fees	(174.8)	(189.6)	-7.8%
Aircraft and traffic servicing	(311.2)	(304.5)	2.2%
Services to Passengers	(117.3)	(122.2)	-4.0%
Other Servicing	(193.9)	(182.3)	6.4%
Maintenance materials and repairs	(88.2)	(128.1)	-31.2%
Depreciation and amortization	(106.6)	(114.8)	-7.1%
Other	(203.1)	79.1	NM
Equity Income	0.1	(3.9)	NM
Operating Result (EBIT)	253.2	437.2	-42.1%
EBIT Margin	9.6%	16.1%	-6.5 p.p.
Other Financial Income (expense)	(99.6)	386.2	NM
Interest on loans	(240.2)	(237.9)	1.0%
Gains from financial investments	29.2	53.8	-45.8%
Exchange and monetary variations	143.7	655.7	-78.1%
Derivatives net results	(11.7)	(46.6)	-75.0%
Other expenses (revenues), net	(20.6)	(38.8)	-47.0%
Income (Loss) before income taxes	153.6	823.4	-81.4%
Pre-tax Income Margin	5.8%	30.3%	-24.5 p.p
Income Tax	79.1	(66.3)	NM
Current income tax	(85.1)	(63.0)	35.2%
Deferred income tax	164.2	(3.3)	NM
Net income (loss)	232.7	757.1	-69.3%
Net Margin	8.8%	27.9%	-19.1 p.p
Earnings per Share (EPS) in R$	0.67	2.18	-69.3%
Weighted average shares outstanding MM	347.2	347.2	NM
Earnings per ADS Equivalent in US$	0.011	0.028	-61.9%
Weighted average ADSs outstanding MM	69.5	69.5	NM

* Certain variation calculations in this report may not match due to rounding.

5	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release First Quarter 2017

Net revenue

Net revenue in the 1Q17 reached R$2.6 billion, a 2.5% decrease when compared to the 1Q16. In the 1Q17, RPKs increased 0.7%, from 9,497 million in the 1Q16 to 9,561 million in the 1Q17.

Load factor increased from 77.5% to 79.6% partially offset by a 13.6% reduction in departures. RPK increased to 9,561 million and the passenger revenue reduced to R$2,296.6 million.

Average fares increased 2.6% from R$272.5 to R$279.7 and yields decreased 6.5% to 24.02 cents (R$) per passenger kilometer.

The 2.0% capacity reduction, represented by ASKs, was facilitated by the reduction of 20 average operating fleet as compared to the quarter of the previous year (from 131 to 111 aircraft) that drove the ASK decrease.

Complementing operating revenues, gross cargo transportation revenue had an increase from R$74.6 million to R$79.0 million, and Smiles net revenues increased 26.4% from R$350.6 million to R$443.3 million.

In the quarter, total net revenue reached R$2,645.8 million, a decrease of 2.5% mainly due to demand reduction. Passenger revenue was R$2,296.6 million and represented 86.8% of 1Q17 total net revenue, a decrease of 5.8% in relation to the same quarter of 2016.

International passenger revenue totaled R$452.2 million from January to March of 2017, equivalent to 17.1% of total net revenue and a decrease of 10.3% when compared to 1Q16. This result reflects the adjustments in capacity (ASK) by 5.5% implemented in the international network of GOL.

Net cargo and ancillary revenue was R$349.2 million in 1Q17, representing 13.2% of total net revenue, an increase of 27.3% in comparison to 1Q16.

Operating expenses

In the 1Q17, the total CASK increased by 7.4%, to 19.91 cents (R$), and total operating expenses increased by 5.3%, to R$2,392.8 million. The total cost in the 1Q16 was lower due to the positive amount from the return of aircraft in financial leasing and the sale-leaseback operations in that quarter. Excluding non-recurring expenses in the 1Q17, the adjusted CASK was of 19.14 cents (R$). Total adjusted CASK in the quarter had a 5.6% decrease when compared to the adjusted CASK of the 1Q16.

Operating expenses per ASK excluding fuel increased by 11.6% to 13.79 cents (R$).  Breakeven load factor increased 7.0 percentage points to 71.9% vs 64.9% in 1Q16.

The breakdown of our costs and operational expenses for 1Q17 and 1Q16 is as follows:

6	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release First Quarter 2017

Operating expenses (R$ MM)	1Q17	1Q16	% Var.
Salaries, wages and benefits	(414.0)	(414.9)	-0.2%
Salaries, wages and benefits - Maintenance	(311.8)	(321.9)	-3.1%
Salaries, wages and benefits - Other	(102.2)	(93.0)	9.9%
Aircraft fuel	(735.8)	(756.9)	-2.8%
Taxes on aircraft fuel	(120.9)	(121.9)	-0.8%
Aircraft Fuel (ex-taxes)	(614.9)	(635.0)	-3.2%
Aircraft rent	(241.5)	(323.9)	-25.4%
Sales and marketing	(117.6)	(118.6)	-0.8%
Landing fees	(174.8)	(189.6)	-7.8%
Aircraft and traffic servicing	(311.2)	(304.5)	2.2%
Services to Passengers	(117.3)	(122.2)	-4.0%
Other Servicing	(193.9)	(182.3)	6.4%
Maintenance, materials and repairs	(88.2)	(128.1)	-31.1%
Depreciation and Amortization	(106.6)	(114.8)	-7.1%
Other operating expenses	(203.1)	79.1	NM
Total operating expenses	(2,392.8)	(2,272.0)	5.3%
Total operating expenses adjusted¹	(2,300.5)	(2,484.7)	-7.4%
Operating expenses ex- fuel	(1,656.9)	(1,515.2)	9.4%
Operating expenses ex- fuel adjusted¹	(1,564.6)	(1,727.8)	-9.4%

Operating expenses per ASK (R$ cents)	1Q17	1Q16	% Var.
Salaries, wages and benefits	(3.44)	(3.38)	1.8%
Salaries, wages and benefits - Maintenance	(2.59)	(2.63)	-1.2%
Salaries, wages and benefits - Other	(0.85)	(0.76)	12.1%
Aircraft fuel	(6.12)	(6.17)	-0.8%
Taxes on aircraft fuel	(1.01)	(0.99)	1.2%
Aircraft Fuel (ex-taxes)	(5.12)	(5.18)	-1.2%
Aircraft rent	(2.01)	(2.64)	-23.9%
Sales and marketing	(0.98)	(0.97)	1.2%
Landing fees	(1.45)	(1.55)	-5.9%
Aircraft and traffic servicing	(2.59)	(2.48)	4.4%
Services to Passengers	(0.98)	(1.00)	-2.1%
Other Servicing	(1.61)	(1.48)	8.5%
Maintenance, materials and repairs	(0.73)	(1.04)	-29.8%
Depreciation and amortization	(0.89)	(0.94)	-5.2%
Other operating expenses	(1.69)	0.65	NM
CASK	(19.91)	(18.53)	7.4%
CASK adjusted¹	(19.14)	(20.26)	-5.6%
CASK excluding fuel expenses	(13.79)	(12.36)	11.6%
CASK excluding fuel expenses adjusted¹	(13.02)	(14.09)	-7.6%

¹ excluding non-recurring results on the return of aircraft under finance lease contracts, sale-leaseback transaction and Tax Regularization Program expenses; *Certain variation calculations in this report may not match due to rounding.

7	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release First Quarter 2017

Aircraft fuel per ASK decreased by 0.8% over the 1Q16, to 6.12 cents (R$), due to the 5.4% decrease in the volume of QAV liters consumed. Partially offset by the increase in the price of the liter by 2.5%.

     Salaries, wages and benefits per ASK increased by 1.8%, to R$3.44, mainly due to the reassessment of labor contingency proceedings and a 7.3% increase in employee wages, partially offset by a reduction of 4.7% in the number of employees, due to the rationalization of the operation started in 2016.

Aircraft rent per ASK decreased by 23.9% over the 1Q16, to 2.01 cents (R$), mainly due to the impact of the renegotiations of aircraft agreements in the period, with the reduction of the fleet and the 19.4% appreciation of Real versus Dollar.

Sales and marketing per ASK increased 1.2% over the 1Q16, to 0.98 cent (R$), affected by the lower expenses with marketing, partially offset by expenses with sales incentives.

Landing fees per ASK decreased by 5.9% over the 1Q16, to 1.45 cent (R$) (-7.8% in nominal terms), mainly due to the composition of the air network with decreases in landing fees and navigation support with the 13.6% reduction in the volume of takeoffs, partially offset by higher airport fees.

Aircraft and traffic servicing per ASK increased by 4.4% over the 1Q16, to 2.59 cents (R$) (2.2% in nominal terms), mainly due to (i) reduction with ramp service, with 13.6% lower volume of takeoffs, and (ii) IT services on national and international bases, offset by the reduction in the ASK supply by 2.0%.

Maintenance materials and repairs per ASK decreased by 29.8% over 1Q16, to 0.73 cent (R$) (-31.1% in nominal terms), mainly due to the capitalization of blocked checks and the 19.4% reduction of the average dollar.

Depreciation and amortization per ASK decreased by 5.2% over the 1Q16, to 0.89 cent (R$) (-7.1% in nominal terms), mainly due to the lower number of aircraft in financial leasing.

Other expenses per ASK reached 1.69 cent (R$) or 203.1 million in nominal terms. The positive amount in the 1Q16 results from the return of aircraft on financial leasing and the sale-leaseback operations in that quarter.

Operating result

The impact of 0.12 cent (R$) reduction in RASK and the increase of 1.38 cent (R$) in CASK, resulted in an reduction of the EBITDA per available seat kilometer to 3.00 cents (R$) in 1Q17. Compared to 1Q16, EBITDA per ASK fell 33.3%. 1Q17 EBITDA totaled R$359.8 million in the period in comparison to R$551.9 million in 1Q16 (a 34.8% decrease).

On a per available seat kilometer basis, EBITDAR was 5.01 cents (R$) in 1Q17, compared to 7.14 cents (R$) in 1Q16 (a 29.8% decrease).

8	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release First Quarter 2017

EBITDAR Calculation (R$ cents/ASK)	1Q17	1Q16	% Var.
Net Revenues	22.01	22.13	-0.5%
Operating Expenses	(19.91)	(18.53)	7.4%
EBIT	2.11	3.57	-40.9%
Depreciation and Amortization	(0.89)	(0.94)	-5.2%
EBITDA	3.00	4.50	-33.3%
EBITDA Margin	13.6%	20.3%	-6.7 p.p
Aircraft Rent	(2.01)	(2.64)	-23.9%
EBITDAR	5.01	7.14	-29.8%
EBITDAR Margin	22.7%	32.3%	-9.6 p.p
EBITDAR adjusted¹	5.77	5.41	6.7%
EBITDAR Margin adjusted¹	26.2%	24.4%	1.8 p.p

¹ excluding non-recurring results on the anticipated return of aircraft under finance lease contracts, sale-leaseback transaction and Tax Regularization Program expenses; * Certain variation calculations in this report may not match due to rounding.

Operating Margins (R$ MM)	1Q17	1Q16	% Var.
EBIT	253.2	437.2	-42.1%
EBIT Margin	9.6%	16.1%	-6.5 p.p
EBIT adjusted¹	345.4	224.6	53.8%
EBIT Margin adjusted¹	13.1%	8.3%	4.8 p.p
EBITDA	359.8	551.9	-34.8%
EBITDA Margin	13.6%	20.3%	-6.7 p.p
EBITDA adjusted¹	452.0	339.3	33.2%
EBITDA Margin adjusted¹	17.1%	12.5%	4.6 p.p
EBITDAR	601.3	875.8	-31.3%
EBITDAR Margin	22.7%	32.3%	-9.6 p.p
EBITDAR adjusted¹	693.5	663.2	4.6%
EBITDAR Margin adjusted¹	26.2%	24.4%	1.8 p.p

¹ excluding non-recurring results on the anticipated return of aircraft under finance lease contracts, sale-leaseback transaction and Tax Regularization Program expenses; * Certain variation calculations in this report may not match due to rounding.

EBIT, EBITDA and EBITDAR reconciliation (R$ MM)*	1Q17	1Q16	% Var.
Net income (loss)	232.7	757.1	-69.3%
(-) Income taxes	79.1	(66.3)	NM
(-) Net financial result	(99.6)	386.2	NM
EBIT	253.2	437.2	-42.1%
(-) Depreciation and amortization	(106.6)	(114.8)	-7.1%
EBITDA	359.8	551.9	-34.8%
(-) Aircraft rent	(241.5)	(323.9)	-25.4%
EBITDAR	601.3	875.8	-31.3%

*In accordance with CVM Instruction 527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net income (loss) plus income and social contribution taxes and net financial result; and EBITDA = net income (loss) plus income and social contribution taxes, net financial result, and depreciation and amortization. We also show the reconciliation of EBITDAR, given its importance as a specific aviation industry indicator, whereby: EBITDAR = net income (loss) plus income and social contribution taxes, the net financial result, depreciation and amortization, and aircraft operating lease expenses; * Certain variation calculations in this report may not match due to rounding.

9	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release First Quarter 2017

Net financial result

1Q17 net financial expense was R$99.6 million. Interest expense increased R$2.3 million primarily due to an increase in short-term debt. Interest income decreased R$24.7 million primarily due to a lower volume of cash and short-term investments, partially offset by the decrease in average Brazilian interest rates (as measured by the CDI rate).

|   Interest expense totaled R$240.2 million in the 1Q17, an increase of 1.0% compared to 1Q16, primarily the result of a higher debt level in the short term.

|   Net exchange and monetary variation totaled R$143.7 million in gains in 1Q17, due appreciation of the Real against the Dollar (end of period), which ranged from R$3.5589 on March 31, 2016 to R$3.1684 on March 31, 2017.

|   Interest income totaled R$29.2 million in the quarter, a decrease of 45.8% in comparison to 1Q16, explained by the lower level of cash held in Reals.

|   Other financial expenses totaled R$20.6 million negative in 1Q17, versus R$38.8 million negative in the 1Q16, primarily due to the discount obtained on the senior and perpetual notes in the Company’s exchange offers.

Hedge result

The Company uses hedge accounting to account for some of its derivative instruments. In 1Q17, GOL registered R$14.6 million loss from hedge operations.

Results (R$ million) 1Q17	Interest Rates
Subtotal - Designated for Hedge Accounting	(14.6)
Subtotal – Not Designated for Hedge Accounting	-
Total	(14.6)
OCI (net of taxes, on 03/31/2017)*	(130.2)

*OCI (Other Comprehensive Income) or Statement of Comprehensive Income (loss) is a transitional account where positive and negative fair value adjustments of derivatives recorded as hedge accounting, designated as effective for hedging cash flow. GOL records the fair value of hedges due in future periods whose aim is to protect cash flow.

Results (R$ million) 1Q17	Interest Rates
Financial Result	(11.6)
Operating Result	(3.0)
Total	14.6

|   Interest: swap transactions to protect the cash flow from future aircraft leasing deliveries against an increase in Libor interest rates generated total loss of R$14.6 million in 1Q17.

10	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release First Quarter 2017

Income tax

Income tax in the first quarter of 2017 totaled a benefit of R$79.1 million, a change of R$145.3 million when compared to the same period of 2016. The result is mainly due to the growth of the deferred income tax arising from the Tax Regularization Program.

Net income and Earnings per Share (EPS) after minority interest

Reported net income in 1Q17 was R$232.7 million, representing 8.8% net margin, vs. R$757.1 of net income in 1Q16.

(R$ MM)	1Q17	1Q16	% Var.
Net income (loss)	232.7	757.1	-69.3%
Minority Interest	72.3	54.4	32.9%
Net income (loss) after minority interest	160.4	702.7	-77.2%
Weighted average shares outstanding	347.2	347.2	NM
EPS in R$ before minority interest	0.67	2.18	-69.3%
EPS in R$ after minority interest	0.46	2.02	-77.2%
Weighted average ADS outstanding	69.5	69.5	NM
Earnings per ADS in US$ before minority interest	0.011	0.028	-61.9%
Earnings per ADS in US$ after minority interest	0.007	0.026	-71.7%

Earnings per share after minority interest were R$0.46 in 1Q17, a decrease of 77.2% in comparison to R$2.02 EPS reported in 1Q16. The number of shares considered in this calculation was 347,242,172 reflecting the ratio of 35 voting (common) shares for each non-voting (preferred) share.

Reported net income after minority interest per ADS was US$0.007 in 1Q17 compared to US$0.026 in 1Q16, a decrease of 71.7%.  Weighted average ADSs outstanding were 69.5 million in 1Q17 and 1Q16, due to the ADS ratio change of one ADS representing five (5) preferred shares (1:5).

Smiles Subsidiary - 1Q17 results

In 1Q17, reported net income was R$156.3 million, representing a net margin of 35.3%, compared to 33.8% in 1Q16. Operating profit was R$179.4 million, 44.3% up over 1Q16, representing an operating margin of 40.5%. Operating profit growth was mainly result of the 26.4% increase in net revenues to R$443.3 million when compared to 1Q16.

The following table summary of the results of our Smiles subsidiary:

11	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release First Quarter 2017

Operating Data (billion)	1Q17	1Q16	% Var.
Miles Accrual (ex-GOL)	18.0	11.9	51.7%
Smiles' Program Redemptions	16.0	10.5	52.2%
Financial Information (R$ million)	1Q17	1Q16	% Var.
Gross Revenues (ex-GOL)	418.5	387.4	8.0%
Net Revenues	443.3	350.6	26.4%
Operating Income	179.4	124.3	44.3%
Operating Margin	40.5%	35.5%	5.0 p.p
Net Income	156.3	118.4	32.1%
Net Margin	35.3%	33.8%	1.5 p.p

For further information, please visit http://www.smiles.com.br/ri.

Cash Flow

Cash, cash equivalents and short-term investments decreased R$405.2 million during 1Q17.

In 1Q17, cash used in operating activities was R$271.6 million negative, mainly due to the increase in accounts receivable balance (R$65.4 million), due to the increase in the volume of prepayments of credit card receivables at the end of the quarter, and the reduction in the balance of deposits (R$21.5 million).

In 1Q17, cash used in investing activities was R$143.4 million negative, mainly due to the increase in property, plant and equipment of R$129.5 million.  Net cash flow was R$175.1 million negative in the quarter.

In 1Q17, cash used in financing activities was R$230.2 million negative, mainly due financial lease payments in the amount of R$57.3 million and dividend payments to Smiles non-controlling shareholders of R$185.8 million.

Consolidated Cash Flow Summary (R$ mm) (1)	1Q17	1Q16	% Change
Net Income (Loss) for the Period	232.7	757.1	-69.3%
Adjustment of Non-Cash Items	7.3	(216.8)	NM
Net Income (Loss) After Adjusting Non-Cash Items	239.9	540.3	-55.6%
Net Cash Provided to (Used in) Operating Activities	(271.6)	(712.8)	-61.9%
Net Cash Provided to (used in) Investment Activities	(143.4)	127.2	NM
Net Cash Flow (1)	(175.1)	(45.3)	286.6%
Net Cash used in Financial Activities	(230.2)	(387.7)	-40.6%
Net Decrease in Cash and Cash Equivalents	(405.2)	(433.0)	-6.4%
Cash beginning of period	1,162.2	2,299.0	-49.4%
Accounts receivable beginning of period	760.2	463.0	64.2%
Cash end of period	694.5	1,815.0	-61.7%
Accounts receivable	822.7	514.0	60.1%
Total Liquidity	1,517.2	2,329.0	-34.9%

1-     Management cash flow: some items were reclassified for better presentation. The groups may not be comparable with the totals presented in our financial statements.

2-     Net cash flow = cash flow from operating activities + cash flow from investing activities.

12	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release First Quarter 2017

Capex

Capital expenditures for quarter ended March 31, 2017 were R$170.4 million, primarily related to engines capitalization. For more details on changes in property, plant and equipment, see Note 15 in the interim financial statements.

Total fleet

Final	1Q17	1Q16	Var.	4Q16	Var.
Boeing 737-NGs	124	143	-19	130	-6
737-800 NG	96	107	-11	102	-6
737-700 NG	28	36	-8	28	0
By rental type	1Q17	1Q16	Var.	4Q16	Var.
Financial Leasing (737-NG)	31	39	-8	34	-3
Operating Leasing	93	104	-11	96	-3

At the end of March 2017, out of a total of 124 Boeing 737-NG aircraft, GOL was operating 116 aircraft on its routes. Of the eight remaining aircraft, four were in the process of being returned to lessors and four were sub-leased to other another airline.

GOL has 93 aircraft under operating leases and 31 under finance leases. 31 aircraft of the total fleet have a purchase option for when their leasing contracts expire.

The average age of the fleet was 8.4 years at the end of 1Q17. In order to maintain this low average, the Company has 120 firm aircraft acquisition orders with Boeing for fleet renewal by 2027. The next B737 aircraft is expected to be received by the Company in July 2018.

Fleet plan

Fleet plan	2017	2018	2019	>2019	Total
Operating Fleet (End of Period)	115	119	124
Aircraft Commitments (R$ million)*	-	-	2,836.6	42,117.1	44,953.7
Pre-Delivery Payments (R$ million)	87.7	783.8	759.0	5,147.3	6,777.8

                   *Considers aircraft list price

Balance sheet: Liquidity and Indebtedness

      On March 31, 2017, the Company reported total cash, including financial investments and restricted cash of R$694.5 million. Short-term accounts receivables totaled R$822.7 million, consisting mostly of ticket sales via credit card and accounts receivable from travel agencies and cargo transportation, representing an increase of 8.2% versus the fourth quarter.

13	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release First Quarter 2017

Liquidity (R$ MM)	1Q17	4Q16	% Var.
Cash and cash equivalents, short-term financial investments and restricted cash	694.5	1.162.2	-40.2%
Short-Term Accounts Receivables	822.7	760.2	8.2%
Total Liquidity	1,517.2	1,922.4	-21.1%

Indebtedness (R$MM)	1Q17	4Q16	% Var.
Loans and Financings	4,498.2	4,661.2	-3.5%
Aircraft Financing	1,592.5	1,718.0	-7.3%
Total of Loans and Financings	6,090.7	6,379.2	-4.5%
Short-Term Debt	726.6	835.3	-13.0%
Debt in US$	225.6	239.5	-5.8%
Debt in BRL	11.7	54.7	-78.6%
Long-Term Debt	5,364.1	5,543.9	-3.2%
Debt in US$	1,373.6	1,391.1	-1.3%
Debt in BRL	1,012.0	1,010.1	0.2%
Perpetual Notes	419.7	428.4	-2.0%
Accumulated Interest	46.4	142.7	-67.5%
Operating Leases (off-balance)	5,790.9	6,246.7	-7.3%

Indebtedness and Liquidity (R$ MM)	1Q17	4Q16	% Var.
Cash, Equivalents and Accounts Receivable as % of LTM Net Revenues	7.1%	11.8%	-4.7 p.p
Gross Debt (R$ MM)	6,090.7	6,379.2	-4.5%
Net Debt (R$ MM)	5,396.2	5,217.0	3.4%
LTM Aircraft Rent x 7 years	6,220.0	6,978.6	-10.9%
% of debt in foreign currency	83.2%	83.3%	-0.1 p.p
% of debt in Short-Term	11.9%	13.1%	-1.2 p.p
% of debt in Long-Term	88.1%	86.9%	1.2 p.p
Gross Adjusted Debt[2] (R$ MM)	11,891.0	12,929.4	-8.0%
Net Adjusted Debt[2] (R$ MM)	10,849.7	11,767.2	-7.8%
Adjusted Gross Debt2 / EBITDAR Annualized	4.9 x	7.3 x	-2.4 x
Adjusted Net Debt2 / EBITDAR Annualized	4.6 x	6.7 x	-2.1 x
Net Financial Commitments1 / EBITDAR Annualized	4.6 x	6.3 x	-1.7 x

1 - Financial commitments (gross debt + operational leasing contracts – perpetual notes) less Cash  /  2 - Debt (excluding perpetual notes) + LTM operational leasing expenses (excluding aircraft in return) x 7; *Certain variation calculations in this report may not match due to rounding.

Loans and financing

        During 1Q17, the Company’s total loans and financings totaled R$6,090.7 million (including finance leases), a decrease of 4.5% compared to 4Q16.

14	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release First Quarter 2017

 The adjusted net debt/EBITDAR annualized ratio, excluding aircraft in return and the perpetual notes, reached 4.6x in the period compared to 6.7x in 4Q16.

The average maturity of the Company's long-term debt in 1Q17, excluding aircraft financial leasing and non-maturing debt, was 3.3 years, compared to 3.5 years in 4Q16, with an average rate of 16.00% for local-currency debt, compared to 17.98% in 4Q16, and 7.52% for Dollar-dominated debt, compared to 7.51% in 4Q16.

Financial Debt amortization schedule 1Q17 (R$ MM)

Provisions

In the first quarter of 2017, the total provision (short- and long-term) for aircraft and engines return totaled R$539.8 million in comparison to R$583.9 million in 4Q16. The provisions ensure the Company's commitment of not having expenditures with possible returns.

Outlook

Financial Outlook	Guidance Full year 2017	1Q17 Results
Average fleet	115	116
Variation in supply (ASK)	0% to -2%	-2.0%
Variation in total seats	-3% to -5%	-13.2%
Variation in volume of departures	-3% to -5%	-13.6%
Average Load Factor	77% to 79%	79.6%
Non-fuel CASK (R$ cents)	+/- 14	13.8
EBITDA Margin	11% to 13%	13.6%
Operating (EBIT) Margin	6% to 8%	9.6%

Given the volatility of the Brazilian economy, the current above guidance for 2017 may be adjusted in order to incorporate the evolution of its operating and financial performance and any eventual changes in GDP growth, interest rates, exchange rate, and WTI and Brent oil price trend.
15	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release First Quarter 2017

16	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release First Quarter 2017

Consolidated Balance Sheet (R$ 000)	March 31, 2017	December 31, 2016
ASSETS	**8,085,210**	**8,404,355**
Current Assets	**1,770,274**	**2,080,714**
Cash and cash equivalents	386,110	562,207
Short term investment	121,762	431,233
Trade receivables	822,712	760,237
Inventories	188,034	182,588
Recoverable income taxes	121,725	27,287
Derivatives transactions	-	3,817
Other credits	129,931	113,345
Non-Current Assets	**6,314,936**	**6,323,641**
Deposits	1,188,295	1,188,992
Restricted cash	186,639	168,769
Recoverable income taxes	76,678	72,060
Deferred income taxes	107,541	107,159
Other credits	2,628	4,713
Investments	17,348	17,222
Property and equipment, net	2,993,805	3,025,010
Intangible assets	1,742,002	1,739,716
LIABILITIES AND SHAREHOLDERS' EQUITY	**8,085,210**	**8,404,355**
Current Liabilities	**4,664,401**	**4,848,742**
Short-term debt	726,594	835,290
Suppliers	1,066,488	1,097,997
Salaries	287,495	283,522
Taxes payable	165,676	146,174
Landing fees	289,273	239,566
Transportation commitments	940,486	1,185,945
Mileage program	765,211	781,707
Advances from customers	232,510	16,823
Provisions	31,772	66,502
Derivatives transactions	59,915	89,211
Other obligations	98,981	106,005
Non-Current Liabilities	**6,706,987**	**6,912,364**
Long-term debt	5,364,112	5,543,930
Provisions	719,935	723,713
Mileage program	184,385	219,325
Deferred taxes	338,020	338,020
Taxes payable	69,464	42,803
Other obligations	31,071	44,573
Shareholders' Equity	**(3,286,178)**	**(3,356,751)**
Capital Stock	3,080,110	3,080,110
Shares issuance costs	(155,618)	(155,618)
Capital reserves	91,399	91,399
Share base payments reserve	114,601	113,918
Treasury shares	(13,371)	(13,371)
Effects on changes in ownership interest	697,100	693,251
Equity valuation adjustment	(130,151)	(147,229)
Accumulated losses	(7,152,079)	(7,312,458)
Non-controlling interests	181,831	293,247

17	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release First Quarter 2017

18	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release First Quarter 2017

Glossary of industry terms

|        AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

|        AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

|        AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

|        AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

|        BLOCK HOURS: the time an aircraft is in flight plus taxiing time.

|        BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

|        BRENT: oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.

|        CHARTER: a flight operated by an airline outside its normal or regular operations.

|        EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

|        LESSOR: the party renting a property or other asset to another party, the lessee.

|        LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

|        LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

|        OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.

|        OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

|        OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

|        PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.

|        REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

|        REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

|        SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.

|        SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

|        SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

|        TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.

|        WTI Barrel: West Texas Intermediate – the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.

|        Yield pEr PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

19	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release First Quarter 2017

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

Brazil's largest air transportation and travel services group with three main businesses: passenger transportation, cargo transportation and coalition loyalty program. GOL is Brazil’s largest airline, carrying 33mm p.a. on more than 700 daily flights to 63 destinations in Brazil and 11 destinations in South America and the Caribbean on a fleet of over 120 Boeing 737 aircraft, with a further 120 Boeing 737s on order. GOLLOG is a leading cargo transportation and logistics business serving more than 3,000 Brazilian municipalities and, through partners, 90 international destinations in 47 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 11 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GOL has a team of more than 15,000 highly skilled aviation professionals delivering Brazil’s top on-time performance, and an industry leading 16 year safety record.  GOL’s shares are traded on the NYSE (GOL) and the B3 (GOLL4).

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice. The Company's non-financial information was not reviewed by the independent auditors.

20	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.